UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cornell Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

219141108
(CUSIP Number)

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 15, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 219141108

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership I, L.P.
________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
________________________________________________________________________________
3) SEC USE ONLY
________________________________________________________________________________
4) SOURCE OF FUNDS  WC
________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             283,600
SHARES        ______________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH            ______________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON                  283,600
WITH   ______________________________________________________________
            10) SHARED DISPOSITIVE POWER
              none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
283,600
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 219141108

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Financial Partners, L.L.C.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             222,800
SHARES           _________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY            none
EACH            _________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON                222,800
WITH            _________________________________________________________
           10) SHARED DISPOSITIVE POWER
             none
_____________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,800
_____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                ☐
_____________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
_____________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
_____________________________________________________________________________

SCHEDULE 13D
CUSIP No. 219141108

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership III, L.P.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             349,600
SHARES           _________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH            _________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                 349,600
WITH            _________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
_____________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
349,600
_____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                ☐
_____________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
_____________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
_____________________________________________________________________________

SCHEDULE 13D
CUSIP No. 219141108

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Donald T. Netter
 _______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
_______________________________________________________________________________
3) SEC USE ONLY
_______________________________________________________________________________
4) SOURCE OF FUNDS  AF
_______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       ☐
_______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             856,000
SHARES        _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH             _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                 856,000
WITH   _____________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment amends the Schedule 13D, dated February 26, 2007 (the “Schedule 13D”), filed by Dolphin Limited Partnership I, L.P., a Delaware limited partnership, Dolphin Financial Partners, L.L.C., a Delaware limited liability company, and Dolphin Limited Partnership III, L.P., a Delaware limited partnership, (collectively “Dolphin”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cornell Companies, Inc. Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and restated in its entirety as follows:

The acquisition cost of the Common Stock reported in this Statement was approximately $5.2 million by Dolphin I, $4.1 million by Dolphin Financial Partners and $6.8 million by Dolphin III. These costs were funded out of working capital.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended by adding the following to the end of the Item:

At the beginning of March 2007, principals of Dolphin met with the Company Chairman and CEO to generally discuss the Company and its industry. In this meeting Dolphin also expressed its views about governance in light of shareholders rejecting the $18.25 proposed merger. Subsequent to this meeting, principals of Dolphin expressed its views with other Company directors. From March 5 to March 9, 2007, the Company announced changes to the composition of its board, and Dolphin had communications with Company representatives during this period regarding board composition.

 Dolphin believes that the Company operates in a non-cyclical industry that is experiencing favorable supply/demand dynamics. Despite these favorable dynamics, Dolphin believes that the Company’s shares continue to be undervalued relative to its publicly traded peers. Dolphin will be looking for management to clearly articulate a strong operating plan to all shareholders and execute on that plan in order to close this valuation gap in an appropriate timeframe. If, in this favorable industry environment, the Company is unable to perform in these regards, Dolphin believes that it may be more beneficial for the Company to combine in an appropriate transaction with a strategic or other financial acquiror.

Accordingly, Dolphin expects to continue to monitor its investment in light of the Company operating and share price performance, its ability to clearly articulate a strong operating plan and execute on it, publicly traded competitor valuations, further governance and board changes, and general market, industry and economic conditions. Based on one or more of these factors, Dolphin may, among other things, seek to converse again with members of management and/or the board, to put forth methods to enhance shareholder value in the near and long term including, but not limited to, changes in the Company capitalization, dividend policy, operations and business strategies, proposing a sale of the Company to a strategic or other buyer, pursue the addition of one or more of its nominees to the board, make proposals to be voted on by all shareholders, communicate with other shareholders, purchase additional shares, sell all or a portion of its share position, hedge some or all of its share position including entering into short sales and derivative transactions.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety by the following:

(a) The Reporting Entities beneficially own an aggregate of 856,000 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock presently outstanding.1  Dolphin I beneficially owns 283,600 shares or approximately 2.0% of the outstanding Common Stock; Dolphin Financial Partners beneficially owns 222,800 shares or approximately 1.6% of the outstanding Common Stock; and Dolphin III beneficially owns 349,600 shares or approximately 2.5% of the outstanding Common Stock.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended by adding the following to the end of the Item:

Except as set forth on Schedule II, no person identified in Item 2 has effected any transaction in shares of Common Stock since the filing of the Statement.

--------------------------------
1 Based upon 14,062,898 shares of Common Stock issued and outstanding as of November 24, 2006, as reported by the Company in its proxy statement filed with the Securities and Exchange Commission on December 21, 2006 with respect to the proposed merger referred to in Item 4.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2007                                         DOLPHIN LIMITED PARTNERSHIP I, L.P.
                  By: Dolphin Associates, LLC, its general partner
                  By: Dolphin Holding Corp., its managing member
                  By: /s/ Donald T. Netter
                  Name: Donald T. Netter
                  Title:   Chief Executive Officer, President and
                           Senior Managing Director

                   DOLPHIN FINANCIAL PARTNERS, L.L.C.
                   By: /s/ Donald T. Netter
                   Name: Donald T. Netter
                       Title:   Manager

                   DOLPHIN LIMITED PARTNERSHIP III, L.P.
                   By: Dolphin Associates III, LLC, its general partner
                   By: Dolphin Holding Corp. III, its managing member
                   By: /s/ Justin A. Orlando
                   Name: Justin A. Orlando
                   Title:   Vice President, Managing Director and Secretary

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.

Shares purchased by Dolphin Limited Partnership I, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

02/27/07	6,200	20.6502	128,031
02/28/07	10,000	20.4515	204,515
03/01/07	8,600	20.3945	175,393
03/02/07	5,000	20.3809	101,905
03/05/07	2,200	20.5020	45,104
03/13/07	8,600	19.8705	170,886
03/14/07	5,000	20.4912	102,456

Shares purchased by Dolphin Financial Partners, L.L.C.

Date	Number of Shares	Price Per Share	Cost(*)

02/27/07	5,000	20.6510	103,255
02/28/07	7,800	20.4515	159,522
03/01/07	6,728	20.3945	137,214
03/02/07	3,900	20.3809	79,486
03/05/07	1,700	20.5020	34,853
03/13/07	6,672	19.8699	132,572
03/14/07	4,000	20.4914	81,965

Shares purchased by Dolphin Limited Partnership III, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

02/27/07	9,800	20.6504	202,374
02/28/07	12,200	20.4521	249,516
03/01/07	12,100	20.3951	246,781
03/02/07	6,100	20.3821	124,331
03/05/07	2,600	20.5049	53,313
03/13/07	10,500	19.8704	208,639
03/14/07	6,100	20.4941	125,014

____________________
(*) Includes commissions and other execution-related costs